Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

September 20, 2013

VIA EDGAR

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           UA Granite Corporation (the “Company”)
Amendment No. 3 to Registration Statement on Form S-1
Filed September 16, 2013
File No. 333-189414

Dear Ms. Long:

We respectfully hereby submit the information in this letter, on behalf of our client, UA Granite Corporation, in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 16, 2013.  Amendment No. 3 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on September 20, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

General

1. We note your response to comment one in our letter dated August 15, 2013. While in support of your “specific business plan” argument you refer to disclosures in the registration statement identifying the various types of granite products that you intend to market, we continue to believe that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. For example, even though you have a supply agreement with LLC Ukr Stone of Ukraine, there are no minimum purchase requirements under this supply agreement or outstanding orders to purchase products supplied under this contract. In addition, you provide generic pricing information for the various granite products you intend to distribute; however, there is no baseline disclosure of how you are pricing these products in light of your cost basis and what the market demand for these imports currently is. You also disclose that you must raise the maximum amount in the offering to enable completion of your plan of operation for the next 12 months and have no arrangements for additional financing. These facts and the company’s activities to date provide no assurance that UA Granite Corporation will be able to implement the business plan and survive in the short or long term. In this regard, we note also the “present” qualification language at the end of the first paragraph on page 17 relating to the possibility of an acquisition or merger.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
September 20, 2013

Under these facts and circumstances, we reissue comment one in our August 15, 2013 letter to revise the registration statement to comply with Rule 419. To the extent that you take specific additional steps to advance your proposed business that removes the speculative nature of an investment and uncertainty associated with your ability to survive in the short or long term, we will reconsider your disclosure in an amendment to the registration statement. Your disclosure should also remove all qualifications regarding “present” plans or intentions to effectuate a merger or acquisition and state that no proceeds raised in the offering will be used towards any such business combination.

Company response:  The Company has removed the speculative nature of an investment and uncertainty associated with your ability to survive in the short or long term by changing its plan of operation described on pages 25 and 26 and congruently reducing the amount of proceeds needed to complete various items in its Use of Proceeds table on page 11.

The Company has also removed the word “present” before the word “intention” on page 4, and removed to word “present” before the word “plans” on page 17.  Additionally, the Company has disclosed on pages 4 and 17, that “No proceeds raised in the offering will be used towards any such business combination.”

As a matter of law, the Company is not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended, defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” The Company has a specific plan and purpose, which it has disclosed in the Form S-1, as development of web portals to market and distribute cut granite products from Ukraine.  Further details of the Company’s business plan continue through the beginning of page 19.  The Company also discloses parts of its business plan, such as its Plan of Operation, in its Management’s Discussion and Analysis of Financial Condition and Plan of Operation on page 21 and 22 of its Form S-1.   Therefore, under Section 7(b)(3), the Company is not a blank check company.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419 , that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, the company has not indicated in any manner whatsoever, that its plans to merge with an unidentified company or companies, and the Company has expressly stated on page 17 of the Form S-1 that it does not have any plans to merge with an unidentified company or companies, as it has disclosed in the Form S-1.  Therefore, under the Commission’s own interpretation of Section 7(b)(3), the Company is not a blank check company.

Dilution, page 12

2. We note your revised disclosure in response to comment five in our letter dated August 15, 2013. Please explain how you calculated the potential gain to existing shareholders of $2,693, or remove this disclosure from the filing.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
September 20, 2013

Company response:  Offering proceeds of $100,000 less offering expenses of $17,307 equals $82,693.  A typographical error made in that an “8” was left off of the final draft of the referenced disclosure in Amendment No. 2 to the Form S-1.  Therefore, the Company has changed “$2,693” on page 12 to “$82,693,” adding an “8” in front of “2,693.”

Overview of Granite in Ukraine, page 17

3. We note your revised disclosure in response to comment 18 in our letter dated July 15, 2013. Please expand your disclosure to identify the basis of your statement that “Ukraine is one of the world’s leading exporters of decorative stone.” In this regard please also refer to comment 19 in our letter dated July 15, 2013.

Company response:  The Company has removed the referenced sentence from page 19.

US Granite Market Overview, page 19

4. Please revise your disclosure to describe briefly what Stoneupdate.com is.

Company response:  The Company has revised its disclosure on page 19 to describe what Stoneupdate.com is.

Plan of Operation, page 24

5. Refer to comment 27 in our July 15, 2013 letter. As noted previously, the narrative disclosure to footnotes (1) and (2) to the tabular disclosure on page 25 appears to be missing. Please revise to either provide such disclosure, or otherwise remove the reference to these footnotes. In addition, please revise the “Totals” amount at the end of the tabular disclosure to account for the listed expenses.

Company response:  The Company has revised its disclosure on page 24 in response to this comment.

SEC Filing Plan, page 26

6. Please revise your disclosure to state that upon becoming a reporting company you will be required to comply with all applicable reporting requirements of the Exchange Act of 1934, which also include the filing of current reports on Form 8-K.

Company response:  The Company has revised its disclosure on page 26 in response to this comment.

Directors, Executive Officers, Promoters and Control Persons, page 28

7. Describe briefly the business of Mr. Tsapaliuk’s private enterprise, referred to in your disclosure as FOP “Tsapaliuk Myroslav,” Ukraine.

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
September 20, 2013

Company response:  The Company has revised its disclosure on page 28 in response to this comment.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo
      Thomas E. Puzzo